UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 12, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or the “Company”)

DEALINGS IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR
Johannesburg, Thursday, 12 June 2025. In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, the following information is disclosed.

Shareholders are advised that African Rainbow Minerals Limited (“ARM”), an associate of Dr Patrice Motsepe, has entered into a hedging collar transaction over 18 million ordinary shares of ARM's equity in Harmony representing 24% of its equity in Harmony, as disclosed below, and announced by ARM on the Stock Exchange News Services on 11 June 2025 (“Announcement”). This hedging collar transaction and related arrangements provide ARM with access to funding in the future on efficient terms, if and when required, for its own strategic objectives, while allowing ARM to retain further upside exposure to the Harmony share price, up to the call option strike price. ARM retains full exposure to the residual Harmony shares held by it that are not subject to the hedging collar. The Announcement also stated that ARM remains fully committed to Harmony as a strategic investment and remains confident in Harmony and its management’s ability to drive growth and value for its shareholders.

Director : Dr. Patrice Motsepe
Company : Harmony
Designation : Chairman
Name of associate : ARM
Nature of interest : Indirect, beneficial

Transaction 1
Date of transaction : 10 June 2025
Class of securities : Options over Harmony ordinary shares
On market/off market : Off market
Nature of transaction : Purchase of European put options with a strike price of R 234.85 per share
Exercise dates : The average of the exercise dates is 10 June 2030
Number of options : 18,000,000
Notional value of transaction in 2030 : R4,227,291,000

Transaction 2
Date of transaction : 10 June 2025
Class of securities : Options over Harmony ordinary shares
On market/off market : Off market
Nature of transaction : Sale of European call options with a strike of R562.40 per share
Exercise dates : The average of the exercise dates is 10 June 2030
Number of options : 18,000,000
Notional value of transaction in 2030 : R10,123,200,000

Ends.

For more details contact:
Marian van der Walt
Chief Corporate Officer
+27 82 888 1242

Johannesburg, South Africa
12 June 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 12, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director